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                                                              Exhibit (a)(5)(A)

FOR IMMEDIATE RELEASE


                    DIME BEGINS "DUTCH AUCTION" TENDER OFFER
                   FOR UP TO 13.6 MILLION OF ITS COMMON SHARES

               OFFER REPRESENTS 12.45% OF OUTSTANDING COMMON STOCK


      NEW YORK, August 1, 2000 - Dime Bancorp, Inc. (NYSE: DME) announced today that it has commenced a "Dutch Auction" tender offer to purchase up to 13.6 million, or 12.45%, of its common shares (including the associated preferred stock purchase rights). Under the terms of the offer, Dime stockholders may offer to sell to Dime all or a portion of the shares they own within a price range of $16.00 to $18.00 per share in cash. The offer begins today and will expire at 12:00 midnight, New York City time, on Monday, August 28, 2000, unless the offer is extended by Dime.

      Dime said that on July 6th, 2000 it announced several initiatives intended to improve returns and to enhance stockholder value. One of those initiatives is this tender offer, which provides two alternatives to Dime stockholders. Subject to the maximum number of shares Dime is seeking to purchase, stockholders have the opportunity either to receive in cash a value comparable to the current market value of North Fork's hostile proposal or to remain invested in Dime as it seeks to continue its positive earnings momentum and implement the accelerated growth strategy that Dime believes will produce superior returns for its stockholders.

      The tender offer allows tendering Dime stockholders to specify the price, within the $16.00 - $18.00 price range, at which they are willing to sell their shares. Once the offer expires, subject to the specific terms and conditions of the tender offer, Dime will examine the prices chosen by stockholders and will select the lowest purchase price that will allow it to purchase 13,607,664 shares, or such lesser number of shares as are tendered. If the number of shares tendered at or below the selected price and not withdrawn is not more than 13,607,664, Dime will purchase all of those tendered shares. If the total number of shares tendered at or below the selected price and not withdrawn is more than 13,607,664, Dime will first purchase shares tendered at or below the selected price by odd lot holders. Dime will then purchase, on a pro rata basis, shares from all other stockholders who tendered shares at or below the selected price. All purchased shares will receive the same price. Dime has reserved the right to purchase up to an
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additional 2% of its shares, subject to applicable law. Dime's offer is not conditioned on any minimum number of shares being tendered. The offer is subject to a number of other terms and conditions that are specified in the Offer to Purchase being distributed to stockholders.

      The Dealer Managers for Dime's "Dutch Auction" tender offer are Credit Suisse First Boston and Merrill Lynch & Co. and the Information Agent is Innisfree M&A Incorporated. Dime's Board of Directors has approved this tender offer. However, neither Dime, its Board of Directors, the Information Agent nor either of the Dealer Managers is making any recommendation to stockholders as to whether to tender or refrain from tendering their shares or as to the price or prices at which they may choose to tender their shares. Stockholders must make their own decision as to whether to tender their shares and, if so, how many shares to tender and the price or prices at which such shares should be tendered. Dime's Board of Directors and executive officers have advised Dime that they will not tender any of their shares in the offer.

      Dime Bancorp is the parent company of The Dime Savings Bank of New York, FSB (www.dime.com), a regional bank serving consumers and businesses through 127 branches located throughout the greater New York City metropolitan area. Directly and through its mortgage banking subsidiary, North American Mortgage Company (www.namc.com), Dime also provides consumer loans, insurance products and mortgage banking services throughout the United States.

      This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of Dime's common stock. The offer is being made solely by the Offer to Purchase. Investors are urged to read (1) Dime's solicitation/recommendation statement filed with the Securities and Exchange Commission on Schedule 14D-9 on March 21, 2000 with respect to North Fork Bancorporation Inc.'s hostile exchange offer and (2) Dime's tender offer statement on Schedule TO being filed today with the SEC in connection with the "Dutch Auction" tender offer, which includes as an exhibit the Offer to Purchase, as well as any amendments or supplements to these statements when they become available, because they contain important information. Each of these documents has been or will be filed with the SEC and investors may obtain them for free from the SEC at the SEC's website (www.sec.gov) or from Dime by directing such request to: Dime Bancorp, Inc., Investor Relations Dept., 589 Fifth Avenue, New York, NY 10017, telephone 1-212-326-6170, or Innisfee M&A Incorporated at 1-888-750-5834.


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CONTACT:
Dime Bancorp, Inc., New York                 Abernathy MacGregor Group, New York
Franklin Wright                              Mike Pascale/Rhonda Barnat
212/326-6170                                 212/371-5999